UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SANGAMO BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

800677106

(CUSIP Number)

October 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800677106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RA Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares

		6.	Shared Voting Power 2,731,389 shares*

		7.	Sole Dispositive Power 0 shares

		8.	Shared Dispositive Power 2,731,389 shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,731,389 shares*

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.15%*

12.	Type of Reporting Person (See Instructions) IA

*	Reflects the number of shares of outstanding common stock of the issuer beneficially owned by the Reporting Person on October 31, 2012. The percentage of the outstanding common stock beneficially owned was calculated based upon 52,988,561 shares outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 2, 2012.

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CUSIP No. 800677106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares

		6.	Shared Voting Power 2,731,389 shares*

		7.	Sole Dispositive Power 0 shares

		8.	Shared Dispositive Power 2,731,389 shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,731,389 shares*

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.15%*

12.	Type of Reporting Person (See Instructions) IN

*	Reflects the number of shares of outstanding common stock of the issuer beneficially owned by the Reporting Person on October 31, 2012. The percentage of the outstanding common stock beneficially owned was calculated based upon 52,988,561 shares outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 2, 2012.

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CUSIP No. 800677106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares

		6.	Shared Voting Power 1,581,223 shares*

		7.	Sole Dispositive Power 0 shares

		8.	Shared Dispositive Power 1,581,223 shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,581,223 shares*

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 2.98%*

12.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

*	Reflects the number of shares of outstanding common stock of the issuer beneficially owned by the Reporting Person on October 31, 2012. The percentage of the outstanding common stock beneficially owned was calculated based upon 52,988,561 shares outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer on November 2, 2012.

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EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment”) amends and supplements the statement on Schedule 13G originally filed by the Reporting Persons (defined below) with the Securities and Exchange Commission (the “SEC”) on November 13, 2012, as amended by Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2013, and Amendment No. 2 to Schedule 13G filed with the SEC on February 14, 2014 (collectively, the “Statement”), with respect to the common stock, par value $0.01 per share (“Common Stock”), of Sangamo Biosciences, Inc. (the “Issuer”).

RA Capital Management, LLC (“Capital”) is the general partner of RA Capital Healthcare Fund, L.P. (the “Fund”) and serves as investment adviser for a separately managed account (the “Account”). Peter Kolchinsky is the manager of Capital. Mr. Kolchinsky, Capital and the Fund are referred to herein collectively as the “Reporting Persons.” As the investment adviser to the Fund and the Account, Capital may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer owned by the Fund or the Account. As the manager of Capital, Mr. Kolchinsky may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Capital. Capital is a registered investment adviser within the meaning of Rule 13d-1(b)(1)(ii)(E), and Mr. Kolchinsky is a control person of Capital within the meaning of Rule 13d-1(b)(1)(ii)(G). Capital and Mr. Kolchinsky disclaim beneficial ownership of the securities reported in the Statement and this Amendment other than for the purpose of determining their obligations under Section 13(d) of the Act, and neither the filing of the Statement nor the filing of this Amendment shall be deemed an admission that either Capital or Mr. Kolchinsky is or was the beneficial owner of such securities for any other purpose.

This Amendment is being filed to report the Reporting Persons’ holdings of Common Stock (1) as of October 31, 2012, the first date on which Capital beneficially owned more than 5% of the outstanding Common Stock, (2) as of December 31, 2012, for purposes of the annual amendment required by Rule 13d-2(b), (3) as of March 11, 2013, the first date on which the Fund beneficially owned more than 5% of the outstanding Common Stock, (4) as of March 22, 2013, the first date on which Capital beneficially owned more than 10% of the outstanding Common Stock, (5) as of June 26, 2013, the date on which Capital’s beneficial ownership as of March 22, 2013 increased by more than 5% of the outstanding Common Stock, (6) as of October 2, 2013, the date on which Capital’s beneficial ownership as of June 26, 2013 decreased by more than 5% of the outstanding Common Stock, and (7) as of December 31, 2013, for purposes of the annual amendment required by Rule 13d-2(b) (each such date, a “Subsequent Amendment Date”). Information regarding the holdings of each Reporting Person as of October 31, 2012 is set forth on the cover page hereto, and information regarding each Reporting Person’s holdings as of each Subsequent Amendment Date is set forth in Item 4 hereof.

Item 1.

(a) Name of Issuer: Sangamo Biosciences, Inc.

(b) Address of the Issuer’s Principal Executive Offices: 501 Canal Blvd, Richmond, California 94804.

Item 2.

(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by Peter Kolchinsky, RA Capital Management, LLC and RA Capital Healthcare Fund, L.P.

(b) Address of Principal Business Office: The principal business office of the Reporting Persons is c/o RA Capital Management, LLC, 20 Park Plaza, Suite 1200, Boston, MA 02116.

(c) Citizenship: Capital is a Massachusetts limited liability company. The Fund is a Delaware limited partnership. Mr. Kolchinsky is a United States citizen.

(d) Title and Class of Securities:  Common Stock.

(e) CUSIP Number: 800677106

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Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

Item 4 of the Statement is hereby amended and supplemented as follows:

(a)-(b) The table below sets forth (1) the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of October 31, 2012 and as of each Subsequent Amendment Date and (2) the percentage of the outstanding Common Stock beneficially owned by each of the Reporting Persons as of each such date, calculated based upon the total number of shares outstanding reported in the most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed by the Issuer on or prior to the applicable date.

	RA Capital Healthcare Fund, L.P. (1)		RA Capital Management, LLC (1)		Peter Kolchinsky (1)
Date	(#)	(%)	(#)	(%)	(#)	(%)
10/31/2012	1,581,223	2.98%	2,731,389	5.15%	2,731,389	5.15%
12/31/2012	2,256,215	4.26%	3,990,176	7.53%	3,990,176	7.53%
03/11/2013	3,180,394	5.96%	5,106,428	9.57%	5,106,428	9.57%
03/22/2013	3,500,289	6.56%	5,554,985	10.41%	5,554,985	10.41%
06/26/2013	5,861,503	10.91%	8,368,096	15.57%	8,368,096	15.57%
10/02/2013	4,813,170	7.84%	6,394,869	10.41%	6,394,869	10.41%
12/31/2013	6,278,002	10.09%	8,227,272	13.22%	8,227,272	13.22%

(1)	Amounts reported above for the Fund represent shares of Common Stock owned by the Fund. Amounts reported above for each of Capital and Peter Kolchinsky represent shares of Common Stock owned by the Fund and the Account. Shares beneficially owned include options exercisable within sixty days.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

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Item 10. Certification:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activates solely in connection with a nomination under § 240.14a-11.

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons.

The Joint Filing Agreement, executed by and among the Reporting Persons, dated November 13, 2012, which was filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on November 13, 2012, is hereby incorporated by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: February 18, 2015

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Management, LLC General Partner

By: /s/ Peter Kolchinsky
Peter Kolchinsky Manager

RA CAPITAL MANAGEMENT, LLC

By: /s/ Peter Kolchinsky
Peter Kolchinsky Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky

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